15046340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments By Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 North Military Trail, Suite 285
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor 561-998-0909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Saginor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments By Planners, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Stella Fava
My Commission EE 854774
Expires 11/29/2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

INVESTMENTS BY PLANNERS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder's of:
Investment by Planners, Inc.

We have audited the accompanying financials statements of Investment by Planners, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Investment by Planners, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment by Planners, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of Investment by Planners, Inc.'s financial statements. The supplemental information is the responsibility of Investment by Planners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 20, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets	
Cash	$30,564
Commissions receivable	36,801
Total Current Assets	67,365
Property and equipment, net	11,132
Other Assets	
Deposit	6,724
Total Assets	$85,221

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Current Liabilities	
Accounts payable	$4,496
Accrued expenses	2,896
Total Current Liabilities	7,392
Total Liabilities	$7,392
Commitments and Contingencies (Note 6)	
STOCKHOLDERS' EQUITY	
Common Stock, $10.00 par value, 100 shares authorized, 100 shares issued and outstanding	$1,000
Additional Paid-in Capital	25,000
Retained Earnings	51,829
Total Stockholders' Equity	77,829
Total Liabilities and Stockholders' Equity	$85,221

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Commissions	$176,945
Investment advisory fees	559,441
Other Income	356
Interest income	333
Total revenues	737,075
Operating Expenses	
Automobile expense	12,131
Depreciation	3,517
Dues and subscriptions	1,222
Entertainment	18,614
Equipment and vehicle leasing	36,461
Insurance	73,851
Office	3,854
Outside labor	482
Postage	2,866
Professional fees	18,439
Rent	57,164
Salaries office	100,305
Salaries officers	293,100
Sales commissions	3,098
Supplies	1,591
Taxes, licenses and fees	44,761
Telephone	12,578
Travel	1,212
Total operating expenses	685,246
Income from operations	51,829
Net Income	$51,829

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2013	100	$ 1,000	$ 25,000	$ 51,228	$ 77,228
Distributions to stockholders'	-	-	-	(51,228)	(51,228)
Net Income, 2014	-	-	-	51,829	51,829
Balance, December 31, 2014	100	$ 1,000	$ 25,000	$ 51,829	$ 77,829

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$51,829
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,517
Changes in operating assets and liabilities:	
Increase in commissions receivable	(1,313)
Decrease in accounts payable and accrued expenses	(3,969)
Net cash provided by operating activities	50,064
Cash flows from investing activities:	
Purchase of property and equipment	(1,794)
Net cash used in investing activities	(1,794)
Cash flows from financing activities:	
Distributions to stockholders	(51,228)
Net cash used in financing activities	(51,228)
Net decrease in cash	(2,958)
Cash at beginning of year	33,522
Cash at end of year	$30,564

Supplemental disclosure of cash flow information:

Interest paid in 2014	$0
Taxes paid in 2014	$0

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization

Investments by Planners, Inc. (the "Company", "we", "us", "our"), incorporated in 1986 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's income is derived from commissions from the sale of investments in mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Commissions Receivable:

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Property and Equipment:

Depreciation of furniture, equipment and software is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized over the lesser of the lease term or the useful life of the improvements.

Income Taxes:
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the corporate income (loss). Income (loss) of the Company is passed through to the individual stockholders. Accordingly, no provision for federal income taxes has been included in these financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2014, tax years since 2011 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Revenue Recognition:
The Company derives commission revenues from the sale of investments in mutual funds. Commission revenues and related costs are recognized on a trade-date basis.

The Company charges its clients fees for investment advisory services. These fees are calculated based off a percentage of the market value in each clients portfolio, as of the last day in the prior fiscal year. The Company typically receives payment for these services in January which it defers and recognizes as revenue pro rata throughout the year.

Fair Value of Financial Instruments:
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities (accounts payable and accrued expenses), approximate fair value because of their short maturities.

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable are due from mutual funds and were as follows at December 31, 2014:

Commissions receivable	$ 36,801
Allowance for doubtful accounts	-
Commissions receivable, net	$ 36,801

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 are summarized by major classifications as follows:

Furniture and equipment	$	77,809
Leasehold improvements		15,403
Software		21,150
		114,362
Less: Accumulated depreciation		(103,230)
	$	11,132

Depreciation expense for the year ended December 31, 2014 was $3,517.

NOTE 5 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2014. As of December 31, 2014, there were no cash equivalent balances held in corporate money market funds that are not insured.

During 2014, the Company derived its commission income totaling $176,945 from primarily three families of mutual funds. At December 31, 2014, commissions receivable of $36,801 was also due from these families of mutual funds. All of these commissions receivable were collected in January 2015.

NOTE 6 - COMMITMENTS AND CONTINGINCIES

Lease:

The Company leases office facilities, and equipment under various operating leases. At December 31, 2014, the Company was on a month to month office lease. Minimum future lease payments remaining related to an equipment contract entered into in fiscal 2014 is as follows:

Year 2015	3,420
Year 2016	3,420
	$ 6,840

Rent expense for the year ended December 31, 2014 was $57,164.

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2014, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $22,972, which exceeded its requirement of $5,000 by $17,972. The ratio of aggregate indebtedness to net capital was 0.32 to 1.

NOTE 8 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2015, the date the financial statements were available to be issued.

INVESTMENTS BY PLANNERS, INC.

SUPPLEMENTARY SCHEDULES

INVESTMENTS BY PLANNERS, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

Net capital:		
Stockholders' equity		$77,829
Deductions and/or charges:		
Nonallowable assets:		
Petty cash	200	
Commissions receivable - 12b-1 fees	36,801	
Deposit	6,724	
Property and equipment, net	11,132	
Total nonallowable assets		(54,857)
Net capital before haircuts on securities positions:		22,972
Haircuts on securities positions		0
Total haircuts		0
Net capital		$22,972
Computation of basic net capital requirement:		
The greater of $5,000 or 6.67% of aggregate indebtedness of $7,392		$5,000
Excess net capital		$17,972
Aggregate indebtedness:		
Accounts payable and accrued expenses		$7,392
Total aggregate indebtedness:		$7,392
Ratio: Aggregate indebtedness to net capital		0.32 to 1

There are no differences that exist between the above computation of net capital and the net capital as disclosed on the Company's corresponding unaudited Form X-17A-5, Part II filing.

INVESTMENTS BY PLANNERS, INC.
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

Investments by Planners, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

INVESTMENTS BY PLANNERS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

FOR THE YEAR ENDED DECEMBER 31, 2014

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To the Board of Directors of:
Investments By Planners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by Investments By Planners, Inc. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2014, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2014. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2014 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2014 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2014 to supporting schedules and working papers noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2014 and in the related schedules and working papers noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 20, 2015

Investments By Planners, Inc.
Supplemental Report on Status of Membership in the
Securities Investor Protection Corporation (SIPC)
December 31, 2014

Investments By Planners, Inc. qualified for exclusion from SIPC membership under the Securities Investor Protection Act of 1970. The Certificate of Exclusion from Membership (Form SIPC-3) was filed with The Securities Investor Protection Corporation, 805 15th Street NW, Suite 800, Washington, D.C. 20005-2215, the SIPC collection agent, on December 24, 2013.

Investments By Planners, Inc.
Schedule of Revenues
For the Year Ended December 31, 2014

Commissions	$	176,945
Investment advisory fees		559,441
Other income		356
Interest income		333
Total Revenues	$	737,075

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Investment by Planners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment by Planners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Investment by Planners, Inc. stated that Investment by Planners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment by Planners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment by Planners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 20, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Member
FINRA

INVESTMENTS by PLANNERS, INC.

EXCLUSIVELY MUTUAL FUNDS

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Investments by Planners, Inc. is a broker/dealer registered with FINRA.

Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year ended December 31,2014 without exception.

The above statement is true and correct to the best of my and the Company's knowledge and belief.

Signed: ______________________

Name: Clifford N. Saginor

Title: Secretary/Treasurer

A Saginor Family Enterprise

2500 N. MILITARY TRAIL•SUITE 285•BOCA RATON, FL 33431•EMAIL ibp@plannersinc.com
TEL. (561) 998-0909•TOLL FREE (800) 241-9876•FAX (561) 997-2899